

Mail Stop 7010

October 7, 2008

Via U.S. mail and facsimile @ (678) 987-1750

Mr. J. Miguel Fernandez de Castro
Chief Financial Officer
TurboChef Technologies, Inc.
Six Concourse Parkway, Suite 1900
Atlanta, GA 30328

> **RE: TurboChef Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 001-32334**

Dear Mr. de Castro:

    We have completed our review of your letter dated September 9, 2008 responding to our comment letter dated August 25, 2008 in connection with our review of Form 10-K for the fiscal year ended December 31, 2007. We have no further comments at this time.

    If you have any further questions regarding our review of your filing, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3760.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director